SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A – ELETROBRAS

(PUBLIC COMPANY)

CNPJ Nº 00001180/0001-26

162ND EXTRAORDINARY SHAREHOLDERS MEETING

We hereby call the shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras, to meet at the company’s headoffice, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, sala 203, do Edifício Centro Empresarial VARIG – Brasília – DF, on June 22nd 2015, at 02:00 pm to attend an Extraordinary Shareholders Meeting, to decide over the following agenda:

1.    Examine, deliberate and approve, pursuant to the provisions of section VIII of Article 41 of the Company's Bylaws, the exercise by the Company of the right to apply strictly in the unbundling process of Amazonas Distribuidora de Energia SA ("Amazonas Energia "), as approved by ANEEL Resolutions. 4244, to July 16, 2013, and no. 4836, to September 16, 2014, the redemption of convertible and exchangeable debentures issued by Amazonas Energia by exchange of such debentures for all the issued shares of Amazonas Geração e Transmissão de Energia S.A. of Amazonas Energia ownership.

Under the terms of the paragraph of Article 126 of Federal Law No. 6,404/1976, as amended (“Corporate Law”) and the decision of the Honorable Directors of the CVM in proceeding CVM RJ2014/3578, on 04 November 2014, shareholders may be represented in the general meeting: (i) if a natural person, by a proxy established at least 1 (one) year in advance (who is a shareholder, director of the Company, or an attorney properly registered in the lists of the Order of Attorneys of Brazil), (ii) if a legal person, through its legal representatives or through a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code, (iii) if an investment fund, by its director and/or manager, or by a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code.

Shareholder or its legal representative, shall assure admittance to the Shareholders Meeting (Caput of Article 5 of CVM Instruction nº 481, dated December 17th 2009) by means of the following documents:

•         Official photographic identification document;

•         Notarized photocopy of its constitutive acts (social contract or bylaws), in  the case of legal entities;

•         Original or notarized photocopy of proxy issued by the shareholder; and

•         Original stockholder extract duly issued by the withholding depositary or custodian instituition identifying the shareholder and its pertinent stock interest in the Company.

Under the terms of the paragraph of Article 43 of the Company’s Corporate Bylaws, the delivery of the documents proving the status of shareholder and agency is requested at least 72 (seventy-two) hours prior to the time the Annual General Meeting hereby noticed is held, at the Investor Relations Department – DFR, Market Service Division – DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8:00 a.m. to noon and from 2:00 pm to 5:00 pm.  However, all shareholders who appear with the documentation needed to participate in the meeting shall be allowed to attend the Annual General Meeting hereby noticed.

Decisions shall be taken in the Annual General Meeting hereby noticed by a majority vote, the vote of each shareholder being proportional to his interest in the capital stock of the Company.

Are available to the shareholders at the Departamento de Relações com  Investidores – DFR, Divisão de Atendimento ao Mercado – DFRM at Avenida Presidente Vargas 409 – 9º andar, at Rio de Janeiro, RJ or alternatively at the Company’s official web address   http://www.eletrobras.com.br/rj and at the web address of the Comissão de Valores Mobiliários – CVM (http://www.cvm.gov.br), All the pertinent documents related to the decision making scheduled at the Shareholders Meeting, in compliance with the terms set forth by Article 135, § 3rd combined with Article 256, § 1st of Law 6.404/76 and CVM Instruction nº 481, issued on December 17th 2009.

Brasília, May 20th 2015

Wagner Bittencourt de Oliveira

President of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.